U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 4

STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[_]  Check box if no longer  subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Ong                            Chin Yen

(Last)                            (First)              (Middle)

No. 106, Jalan 1

Taman Sri Selayang

(Street)

Batu Caves        Selangor Darul Ehsun (Malaysia)    68100

(City)                            (State)                                   (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

July 15, 2002

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

AVIT

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5.   Relationship of Reporting Person to Issuer

     (Check all applicable)

     [_]  Director                                      [*]  10% Owner

     [_]  Officer (give title below)           [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing  (Check applicable line)

     [*]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned

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                                                                                                                                                                 6.

                                                                                     4.                                                5.                       Owner-

                                                                                    Securities Acquired (A) or         Amount of         ship

                                                           3.                      Disposed of (D)                          Securities           Form:           7.

                                                           Transaction      (Instr. 3, 4 and 5)                        Beneficially        Direct          Nature of

                                    2.                    Code                 ------------------------                   Owned at End     (D) or          Indirect

1.                                 Transaction      (Instr. 8)                       (A)                                 of Month            Indirect        Beneficial

Title of Security          Date               ------------         Amount  or  Price                        (Instr. 3 and       (I)                 Ownership

(Instr. 3)                     (mm/dd/yy)       Code   V                      (D)                                  Instr. 4)             (Instr. 4)       (Instr. 4)

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common stock            July 15, 2002      P                  A  4,160,000 shares                       4,485,003              D

                                                                                        at $0.03 per share

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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                                                                                       9.

                                                                                                                                                                                       Number       10.

                                                                           5.                                                    7.                                                   of                 Ownership

                                                                          Number of                                      Title and Amount                          Derivative    form

                       2.                                                 Derivative        6.                           of Underlying                  8.           Securities     of-

                      Conver-                         4.            Securities        Date                       Securities                         Price      Bene-           Derivative        11.

                      sion            3.                Trans-    Acquired (A)    Exercisable and     (Instr. 3 and 4)                 of           ficially         Security         Nature

                      or                Trans-        action     or Disposed      Expiration Date     ---------------------             Deriv-    Owned        Direct             of

1.                   Exercise      action         Code      of (D)               (Month/Day/Year)                    Amount        ative      at End          (D) or             Indirect

Title of          Price           Date           (Instr.     (Instr. 3,             ---------------------                      or                 Secur-    of                Indirect          Beneficial

Derivative      of              (Month/        8)          4 and 5)           Date           Expira-                    Number         ity          Month         (I)                  Ownership

Security         Derivative  Day/          ---------    ------------        Exer-          tion                          of                  (Instr.     (Instr.         (Instr.             Instr.

(Instr. 3)        Security      Year)        Code V     (A)   (D)         cisable        Date       Title          Shares             5)           4)             4)                    4)

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common      1/     7/15/02   P    A 12,480,000  7/15/02  1/  common  12,480,000  2/   13,275,006  D

stock                                                        stock

warrants

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1/The exercise price is $0.03 per share if before July 15, 2004, $0.06 per share if before July 15, 2006,

  and $0.7 per share if before July 15, 2007.

2/ On July 15, 2002, the Company entered into an agreement with Mr. Ong pursuant to which an outstanding amount of $124,800 owed Mr. Ong was cancelled in exchange for 4,160,000 shares of common stock of the Company and stock purchase warrants to acquire 12,480,000 shares of common stock of the Company.

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Explanation of Responses:

Chin Yen Ong

/s/ Chin Yen Ong                                            September 3, 2002

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   **Signature of Reporting Person                             Date

**   Intentional misstatements or omissions of facts constitute Federal Criminal

     Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.

      If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)